EXHIBIT 4.10

THIS IS AN ENGLISH TRANSLATION OF THE ORIGINAL FRENCH DOCUMENT.

AMENDMENT TO MR. JACQUES HERAIL’S INDEFINITE-TERM EMPLOYMENT CONTRACT

BY AND BETWEEN:

HAVAS, a French corporation (Société Anonyme), located at 2 allée de Longchamp (92150) Suresnes, registered with the Nanterre Trade and Companies Registry, under number B 335 480 265, duly represented by Mr. Alain de Pouzilhac, in his capacity as CEO (“Président”),

(hereinafter the “Company”) PARTY OF THE FIRST PART, AND

Mr. Jacques Hérail, a French national, residing at 4, Avenue du Coteau – Vaucresson (92420),

PARTY OF THE SECOND PART.

WHEREAS:

Mr. Jacques Hérail was hired on January 8 1991,, as Assistant Managing Director (Directeur Général Adjoint), by EUROCOM whose interests have been succeeded to by the Company. At that time, he was granted seniority going back to September 17 1, 1984.

This employment contract has been amended as follows :

• Amendment dated February 13, 1996 regarding articles 1 and 2,

• Amendment dated October 29,1997 regarding articles 12,

• Amendment dated June 10, 2002 regarding article 2.

Under Article 8 of his employment contract, Mr. Jacques Hérail is bound by a non-compete obligation, for no consideration, upon his effective departure from the Company. In order to bring the employment contract into compliance with the new case law of the Cour de cassation (France’s highest appellate court), the Company suggested to Mr. Jacques Hérail by letter dated January 18, 2005, which was submitted to him in person, that Article 8 of his employment contract be amended so as to provide for the payment of consideration in exchange for his non-compete obligation.

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WHEREFORE IT HAS BEEN AGREED AS FOLLOWS:

Articles 8 13 shall be amended as follows while the other provisions of Mr. Jacques Hérail’s employment contract shall remain unchanged.

ARTICLE 8 – NO-COMPETITION

Article 8 shall now read as follows. The amendments are in bold.

“Mr. Jacques Hérail agrees

for so long as he works for the HAVAS Group – defined as the Company and the companies in which it owns or shall own at least 33% of the share capital either directly or indirectly – and for 24 months after he actually resigns for any reason whatsoever, not to look for customers or compete for HAVAS Group accounts, either directly or indirectly, for valuable consideration or free of charge, either on his own behalf or on behalf of any employer or third party whatsoever.

Shall be considered as HAVAS Group accounts,:all of the accounts that have been handled by the Company or any of the Group’s companies whatsoever or for which customers have been actively been sought by one or more of the companies belonging to the Group during the 12 months prior to the serving of notice of the termination of the employment contract by one party to the other.

This prohibition shall apply to all of French territory.

During this 24-month no-competition period, the Company shall pay Mr. Jacques Hérail gross monthly compensation equal to half the average fixed and variable compensation owed by all the companies of the HAVAS Group for the last calendar year on which his employment contract terminates.

Notwithstanding the above, the Company shall retain the right to release Mr. Jacques Hérail from said no-competition obligation at any time during the performance of the contract by notifying Mr. Jacques Hérail by certified mail, return receipt requested, postmarked no later than 21 days after the notification of termination of the employment contract by either party. Mr. Jacques Hérail shall not receive the above-mentioned special no-competition compensation if he is released from the aforementioned obligation.”

Executed in Suresnes, on this 19th day of January 2005. In two identical counterparts, including one submitted to the employee,

The Company	Mr. Jacques Hérail
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